Miguel J. Vega +1 617 937 2319 mvega@cooley.com	VIA EDGAR AND COURIER

September 9, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Suzanne Hayes

Re:	Biodel Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed on August 19, 2016
File No. 001-33451

Dear Ms. Hayes:

On behalf of Biodel Inc. (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 8, 2016 with respect to the Company’s Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A, filed on August 19, 2016 (“Amendment No. 1 to Preliminary Proxy Statement”). The Company is concurrently filing Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A (“Amendment No. 2 to Preliminary Proxy Statement”), which reflects changes made in response to the Staff’s comments. We are also sending to the Staff by courier courtesy copies of this letter and Amendment No. 2 to Preliminary Proxy Statement marked to show the changes made to Amendment No. 1 to Preliminary Proxy Statement.

Set forth below are the Company’s responses to the comments. The numbering of the paragraphs below corresponds to the numbering of the comments in the letter received from the Staff, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses set forth below correspond to the page numbers of Amendment No. 2 to Preliminary Proxy Statement. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in Amendment No. 2 to Preliminary Proxy Statement.

The Transaction

Background of the Transaction, page 101

1.	We note your response to prior comment 5. Please specify the revisions to the term sheets exchanged by you and Albireo on March 16, 2016.

COOLEY LLP 500 BOYLSTON STREET BOSTON, MA 02116-3736

T: (617) 937-2300 F: (617) 937-2400 COOLEY.COM

U.S. Securities and Exchange Commission

September 9, 2016

Page Two

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 109 of Amendment No. 2 to Preliminary Proxy Statement.

Notes to the Condensed Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies—Revenue Recognition, page F-64

2.	Please provide us with an analysis under authoritative accounting literature for your recognition of the $8 million upfront payment received during April 2016 (stemming from the amended agreement with EA Pharma) as revenue during the three month period ended June 30, 2016. As part of your analysis, please clarify the terms of the amended agreement with EA Pharma that resulted in a renegotiated payment stream.

The Company respectfully acknowledges the Staff’s comment. In April 2012, Albireo AB (an affiliate of Elobix AB, the current Albireo party to the agreement) entered into a license agreement with EA Pharma Co., Ltd. (formerly known as Ajinomoto Pharmaceuticals Co., Ltd.) (“EA Pharma”) for the development and commercialization of Albireo’s product candidate elobixibat in specified countries in Asia. At that time, Albireo determined that, upon delivery of the licensed intellectual property (including know-how), Albireo had no further substantive performance obligations under the agreement and, accordingly, recognized into revenue all fixed and determinable arrangement consideration from EA Pharma. Additionally, as disclosed on pages F-32, F-33, F-65 and F-66 of Amendment No. 2 to Preliminary Proxy Statement, Albireo has evaluated each milestone specified under the agreement and determined the milestone to be substantive based on its contingent nature in accordance with Accounting Standards Codification Topic 605, “Revenue Recognition” (ASC 605), section 28 (ASC 605-28). As a result, since that time Albireo has recognized into revenue each achieved milestone under the agreement in the period in which it was achieved in accordance with ASC 605-28.

Albireo and EA Pharma amended the agreement in January 2015 and April 2016. Key terms of the April 2016 amendment include:

a.	conditionally expanding EA Pharma’s permitted field of development and commercialization of elobixibat and removing a related restriction on Albireo;

b.	narrowing the application of certain restrictive covenants applicable to affiliates of EA Pharma following its business combination with Eisai Co., Ltd.; and

c.	modifying the overall arrangement consideration by (i) reducing the amounts (and, in the case of a potential milestone payment based on a contingent regulatory event, adjusting the event from “filing” to a “decision to file,” representing fundamentally the same contingency) of certain existing rights of Albireo to contingent milestones and royalties under the agreement and (ii) including a nonrefundable one-time payment to Albireo of $8.0 million by EA Pharma.

U.S. Securities and Exchange Commission

September 9, 2016

Page Three

Albireo evaluated the appropriate treatment of the $8.0 million payment received in April 2016 under applicable accounting literature. In particular, ASC 605 and Statement of Financial Accounting Concepts No. 6 promulgated by the Financial Accounting Standards Board provide that revenue is earned when the earning process has been completed and risks and rewards have passed to the customer. Because the April 2016 amendment to the agreement did not add contingent milestones or create new obligations for Albireo impacting EA Pharma’s use of the licensed intellectual property and did not change the contingent/uncertain nature of potential future milestone payments to Albireo, Albireo determined that its prior conclusions regarding the agreement were still applicable. That is, Albireo had fully performed when the licensed intellectual property (including know how) was transferred to EA Pharma in 2012 and arrangement consideration could, therefore, be recognized in revenue at the time at which it became fixed or determinable. As a result, Albireo recognized into revenue in full the $8 million payment that it received in April 2016.

Unaudited Pro Forma Financial Statements

Note 1. Basis of presentation, page F-96

3.	Please amend your filing to clarify that the excess fair value of the consideration transferred over assets acquired and liabilities assumed will be recorded as goodwill, rather than as a gain on the transaction.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-96 of Amendment No. 2 to Preliminary Proxy Statement.

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U.S. Securities and Exchange Commission

September 9, 2016

Page Four

As requested by the Staff, the Company has acknowledged to us, and granted us the authority to represent to the Commission on their behalf, that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any questions or further comments regarding this response letter to the undersigned at (617) 937-2319. Thank you.

Sincerely,

Cooley LLP

/s/ Miguel J. Vega

Miguel J. Vega

cc:	Gary Gemignani, Biodel Inc.

Paul Bavier, Biodel Inc.

Marc Recht, Cooley LLP

Michael Grundei, Wiggin and Dana LLP

Pete Zorn, Albireo Limited

Megan Gates, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

John Condon, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.